FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-09225

H.B. FULLER COMPANY THRIFT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY THRIFT PLAN

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005

(With Reports of Independent Registered Public Accounting Firms Thereon)

H.B. FULLER COMPANY THRIFT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:	/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
June 29, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

By:	/s/ KPMG LLP

Minneapolis, Minnesota
June 13, 2006

H.B. FULLER COMPANY THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Cash equivalents	$492,327	$134,374
Investments, at fair value	191,137,895	149,930,843
Receivables:
Participant contributions receivable	—	275,344
Employer contributions receivable	—	122,989
Trade settlements receivable	196,140	—
Accrued income	78,896	19,059

Total assets	191,905,258	150,482,609

Liabilities:
Trade settlements payable	—	14,394

Net assets available for benefits	$191,905,258	$150,468,215

See accompanying notes to financial statements.

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H.B. FULLER COMPANY THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions:
Contributions:
Participant contributions	$6,231,581
Employer contributions	2,796,231

Total contributions	9,027,812

Investment income:
Interest	207,362
Dividends	1,448,441
Net appreciation in fair value of investments	48,387,385
Other income	471,054

Total investment income	50,514,242

Total additions	59,542,054

Deductions:
Participant distributions and withdrawals	(18,007,491)
Administrative expense	(97,520)

Total deductions	(18,105,011)

Net increase in net assets available for benefits	41,437,043

Net assets available for benefits:
Begining of year	150,468,215

End of year	$191,905,258

See accompanying notes to financial statements.

F–4

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2006

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire. To be eligible for the Company matching contribution, a full-time employee must have six months of employment and a part-time employee must have twelve months of service. To become a participant in the Plan, an employee must agree to make contributions equal to 1 percent of pre-tax compensation up to a maximum of 12 percent of pre-tax compensation for highly compensated participants and 25 percent for non-highly compensated participants, each subject to a statutory maximum of $15,000 for 2006.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation in the form of H.B. Fuller Company Common Stock. A participant’s contribution may be invested in any combination of the following participant-directed investment funds or H.B. Fuller Company Common Stock. Other funds include the Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Advantage Index Fund, Wells Fargo Advantage Small Company Growth Fund, Wells Fargo Advantage Growth Balanced Fund, Janus Twenty Fund, Wells Fargo S&P Midcap Index Fund, Van Kampen Common Stock Fund, Dodge & Cox International Stock Fund, Goldman Sachs Small Cap Value Fund and MFS International Growth Fund. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If

F–5

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2006

the participant terminates employment at the age of 55 or older, with at least 10 years of eligible service, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo Minnesota, N.A. prime rate at the time of the loan (8.25 percent at December 31, 2006). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2006 had interest notes ranging from 4.0 percent to 9.5 percent and mature at various dates through 2021. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2006 and 2005, were $1,467 and $451, respectively. Forfeitures of $30,813 were used to reduced Employer contributions for the year ended December 31, 2006.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

(j)	Plan Amendments and Other Plan Changes

Effective August 21, 2006, participants may direct matching contributions to any of the investment options.

Effective January 1, 2007, the Plan was amended to vest all unvested Employer matching contributions for employees in an active and eligible status as of January 1, 2007 and all future matching contributions are immediately vested.

Effective January 1, 2007, all qualified employees are immediately eligible to receive matching and non-elective retirement contributions.

F–6

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2006

All employees hired after January 1, 2007 who are not eligible to participate in any defined benefit pension plan are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s salary. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of credited service to the Employer, or upon age 65, disability, death or termination of the plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair value of investments in collective trust funds is based on the reported unit value of each fund at year-end. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The participant loans are valued at their outstanding balances, which approximate fair value.

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation in the Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2006 and 2005, approximately 46 percent of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

F–7

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2006

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

F–8

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2006

(3)	Investments

Investments, at fair value, include the following at December 31, 2006 and 2005:

	2006		2005
H.B. Fuller Company Common Stock, 3,424,614 and 4,348,252 shares***, respectively**	$88,423,533	*	$69,724,221	*
Wells Fargo Stable Return Fund, 614,974 and 423,388 shares, respectively	25,106,943	*	16,495,200	*
Wells Fargo Advantage Index Fund, 404,356 and 418,222 shares, respectively	22,538,804	*	20,940,356	*
Wells Fargo Advantage Growth Balanced Fund, 403,288 and 366,004 shares, respectively	12,251,895	*	10,661,699	*
Wells Fargo Advantage Small Company Growth Fund, 301,081 and 259,644 shares, respectively	8,321,880		7,719,229	*
PIMCO Total Return Bond Fund, 432,921 and 436,523 shares, respectively	4,493,719		4,583,494
Janus Twenty Fund, 86,839 and 86,165 shares, respectively	4,743,151		4,215,188
Wells Fargo S&P Midcap Index Fund, 92,027 and 84,330 shares, respectively	5,700,171		4,746,114
Van Kampen Common Stock Fund, 239,842 and 181,328 shares, respectively	4,616,962		3,229,460
MFS International Growth Fund, 198,446 and 150,063 shares, respectively	5,435,424		3,526,491
Dodge & Cox International Stock Fund, 101,797 and 24,881 shares, respectively	4,444,463		871,582
Goldman Sachs Small Cap Value Fund, 40,554 and 12,004 shares, respectively	1,852,517		505,128
Participant loans receivable	3,208,433		2,712,681

	$191,137,895		$149,930,843

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.
**	Nonparticipant-directed investment, see note 4.
***	Shares adjusted for effect of 2 for 1 stock split effective July 28, 2006 retroactive to December 31, 2005.

F–9

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2006

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $48,387,385 as follows:

Wells Fargo Mutual Funds	$4,419,585

Janus Mutual Fund	493,672

H.B. Fuller Company Common Stock*	39,807,815

Wells Fargo Stable Return Fund	975,583

Wells Fargo S&P Midcap Index Fund	467,159

PIMCO Total Return Bond Fund	(43,320)

Van Kampen Common Stock Fund	499,807

Dodge & Cox International Stock	629,953

Goldman Sachs Small Cap Value Fund	160,525

MFS International Growth Fund	976,606

$48,387,385

*	Non-participant-directed Investments, see note 4

(4)	Non-participant-directed Investments

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the non-participant-directed investments is as follows at December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits:
H.B. Fuller Company Common Stock	$88,423,533	$69,724,221
Cash and cash equivalents	504,617	208,766
Accrued income	2,542	1,159

	$88,930,693	$69,934,146

F–10

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2006

Year ended December 31, 2006
Changes in net assets:
Contributions	$3,891,216
Interest	20,436
Dividends	943,559
Other income	1,314
Net appreciation in fair value of investments	39,807,815
Distributions paid to participants	(8,953,473)
Net transfers to participant-directed investments	(16,712,439)
Administrative expenses	(1,881)

$18,996,547

(5)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

(6)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2006 amounted to $22,978,799 and $42,667,324, respectively. The fair value of H.B. Fuller Company common stock was $88,423,523 and $69,724,221 at December 31, 2006 and 2005, respectively.

The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. During 2006, the Trustee made purchases and sales of such securities amounting to $42,086,904 and $34,592,137, respectively.

The plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Participant loan balances were $3,208,433 and $2,712,681 at December 31, 2006 and 2005, respectively.

F–11

Schedule I

H.B. FULLER COMPANY THRIFT PLAN

Schedule H, line 4i —Schedule of Assets (Held at End of Year)

December 31, 2006

EIN 41-0268370

Plan Number 003

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description	Units/ Shares	(d) Cost	(e) Current value
*	Wells Fargo Minnesota, N.A.	H.B. Fuller Company Common Stock	3,424,614	$46,994,553	$88,423,533

*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, and Collective	614,974	**	25,106,943

*	Wells Fargo Minnesota, N.A.	Advantage Index Fund Common Stock	404,356	**	22,538,804

*	Wells Fargo Minnesota, N.A.	Advantage Growth Balanced Fund Mutual Fund – Balanced	403,288	**	12,251,895

*	Wells Fargo Minnesota, N.A.	Advantage Small Company Growth Fund, Common Stock	301,081	**	8,321,880

	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Corporate Bonds	432,921	**	4,493,719

	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Common Stock	86,839	**	4,743,151

*	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund Common Stock	92,027	**	5,700,171

	Wells Fargo Minnesota, N.A.	Van Kampen Common Stock Fund Pooled, Common and Collective	239,842	**	4,616,962

	Wells Fargo Minnesota, N.A.	Dodge & Cox International Stock Fund, Common Stock	101,797	**	4,444,463

	Wells Fargo Minnesota, N.A.	Goldman Sachs Small Cap Value Fund, Common Stock	40,554	**	1,852,517

	Wells Fargo Minnesota, N.A.	MFS International Growth Fund Common Stock	198,446	**	5,435,424

*	Participant loans	Participant loans receivable, interest at 4.0% to 9.5%, due at various dates through 2021		$—	3,208,433

		Total investments			$191,137,895

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.

F-12

Schedule II

H.B. FULLER COMPANY THRIFT PLAN

Schedule H, line 4j —Schedule of Reportable Transactions*

Year ended December 31, 2006

EIN 41-0268370

Plan Number 003

Five percent of series of transaction by security issue:

	Number of		Total dollar amount		Transaction cost	Expenses Incurred	Net gain
Security issue	Purchases	Sales	Purchases	Sales
H.B. Fuller Company	43		22,978,799		22,978,799	23,723
Common Stock		69		42,667,324	22,090,655	46,019	20,576,669

Wells Fargo Stable Return	120		29,984,840		29,984,840	—
Fund, Pooled, Common and Collective		117		22,348,676	21,245,545	—	1,103,131

Wells Fargo Short Term	152		38,821,133		38,821,133	—
Investment Fund		169		38,449,034	38,449,034	—	—

Five percent of series of transaction by broker:

Broker	Description	Principal Cash	Expenses Incurred	Transaction Cost	Net Gain
Bernstein Sanford C. & CO	H.B. Fuller Company Common Stock	$9,951,205	11,662	5,094,235	4,856,970

Merrill Lynch Pierce Fenner	H.B. Fuller Company Common Stock	$35,963,922	36,529	26,093,633	9,870,289

*	Transactions or series of transactions in excess of 5 percent of the Plan’s assets at January 1, 2006, as defined in 29 CFR 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ER1SA.

See accompanying report of independent registered public accounting firm.

F-13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY THRIFT PLAN

Date: June 29, 2007	By:	/s/ Mary Lehnert
(Plan administrator)

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
(23)	Consents of Independent Registered Public Accounting Firms